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                             November 20, 2023

       Jodi Ahlman
       General Counsel & Secretary
       F&G Annuities & Life, Inc.
       801 Grand Avenue, Suite 2600
       Des Moines, IA 50309

                                                        Re: F&G Annuities &
Life, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
14, 2023
                                                            CIK No. 0001934850

       Dear Jodi Ahlman:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Finance
       cc:                                              Dwight S. Yoo, Esq.